Enzo Biochem, Inc.

81 Executive Blvd., Suite 3

Farmingdale, NY, 11735

July 18, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Enzo Biochem, Inc. (CIK 000316253)
Registration Statement No. 333-272727 on Form S-3 (the “Registration Statement”)

Ladies and Gentlemen:

Enzo Biochem, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it may become effective on July 18, 2023 at 5:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Dan Woodard at (212) 547-5553. The Registrant hereby authorizes Mr. Woodard to orally modify or withdraw this request for acceleration.

Very truly yours,

Enzo Biochem, Inc.

By:	/s/ Hamid Erfanian
Hamid Erfanian Chief Executive Officer